Exhibit 99.1

Luke Energy Third Quarter Report

Highlights

	Three Months Ended		Nine Months Ended	Period Ended
	September 30,		September 30,	September 30,
	2004	2003	2004	2003[1]

Operating
Number of Producing days	92	92	274	218
Production
Oil - bopd	76	88	81	88
Gas - mcf/d	5,004	395	3,494	413
Total - boepd (6 mcf = 1 bbl)	910	154	663	157
Product Prices ($Cdn)
Oil - $/bbl	$49.71	$33.96	$46.79	$35.59
Gas - $/mcf	$5.92	$5.81	$6.32	$6.74
Drilling Activity
Oil wells	-	-	-	-
Gas wells	-	-	8	-
Dry	1	-	3	-
Total wells	1	-	11	-
Net wells	1	-	10.5	-
Undeveloped lands
Net acres	23,248	16,880	23,248	16,880
Financial ($Cdn)[2]
Gross production revenue	$3,073,085	$487,112	$7,088,762	$1,289,975
Cash flow from operations[3]	$1,483,948	$772,107*	$3,328,623	$1,127,753*
per share - basic & diluted	$0.04	$0.02	$0.10	$0.04
Earnings	$282,460	$396,483*	$621,608	$449,555*
per share - basic and diluted	$0.01	$0.01	$0.02	$0.02
Weighted average shares outstanding	34,872,805	33,563,736	34,846,171	27,619,993
Shares outstanding	36,180,704	34,828,946	36,180,704	34,828,946
Capital expenditures	$5,602,258	$2,222,104	$19,797,474	$2,452,607
Working capital	$21,932,497	$37,211,302	$21,932,497	$37,211,302
Shareholders’ equity	$47,357,633	$42,809,415	$47,357,633	$42,809,415

1	The Company commenced operations February 26, 2003.

2	The Company changed its accounting policy for stock-based compensation resulting in the restatement of certain prior period numbers.

See note 1 to the financial statements.

3	Cash flow from operations means earnings plus future taxes, depletion, depreciation and accretion, and stock-based compensation.

*Note: Includes a $505,000 windfall gain on the sale of marketable securities.

Report to Shareholders

Overview

Your Company continued to show improved operational and financial results in the third quarter ended September 30, 2004.

Third quarter production was up almost sixfold to average 910 barrels of oil equivalent per day (boepd) as compared to 154 boepd a year ago. Luke Energy’s production was 92% gas and 8% oil. Subsequent to the quarter end, production is approaching 1,000 boepd. The Company’s significant production gains are attributable to our successful drilling program earlier this year at Marten Creek in northern Alberta.

Financial results in the third quarter were at record levels primarily as a result of increased production at Marten Creek. All of the Company’s production is unhedged and receives current market prices. Cash flow was $1,483,948 (4¢ per share) and earnings were $282,460 (1¢ per share). During the quarter the Company also completed a $3.5 million private placement of common shares at $2.65 per share on a “flow-through” basis.

Operations

Most of the Company’s current drilling opportunities are winter accessible only. As a result, Luke Energy drilled just one well in the third quarter - this was on an exploratory oil play in northeastern British Columbia which ultimately proved unsuccessful. Overall the Company’s drilling efforts so far this year have been very positive: in the nine month period Luke Energy participated in 11 gross wells (10.5 net) which resulted in eight successful gas wells. These were drilled at Marten Creek where current production is approximately 5.2 million cubic feet per day (mmcf/d) or 850 boepd to Luke Energy’s 100% interest. The Company will have additional processing capacity at Marten Creek next month when expansion of a nearby gas plant is completed, whereupon Luke Energy’s share of capacity will increase to the 5.5 - 7 mmcf/d range.

Given that most of the Company’s drilling activity since inception took place earlier this year, we commissioned a new independent engineering evaluation from Gilbert Laustsen Jung Associates Ltd. effective August 1, 2004 - basically as a scorecard to see how we have done in our first 18 months of operations. The results are attractive with 3.0 million boe of reserves added (2.2 million boe proved, and 0.8 million boe probable), primarily attributable to the Company’s drilling at Marten Creek. To achieve these results, total capital of $19 million (to June 30, 2004) was spent on land, seismic, drilling, facilities and acquisitions. This equates to finding and onstream costs of less than $6.50 per boe which are among the lowest in the oil and gas industry.

Luke Energy is continuing to buy land based on its seismic leads in the Marten Creek area. The Company’s 2-D seismic base in the area now comprises over 680 miles of data and our 100% owned land position has grown from 11,000 net acres last year to almost 27,000 acres. The Company has an option with a major company on 12,000 additional acres in the area.

In the coming winter drilling season we plan to more than double last winter’s program to 20 - 25 wells which will be a combination of both development and exploratory locations. The winter drilling program is expected to double current Marten Creek production to the 10 - 12 mmcf/d range (1,650 - 2,000 boepd).

Our efforts to find a second core area are ongoing. Although our first two wells in northeastern British Columbia were unsuccessful we continue to have a number of leads in the area and plan to drill three more wells in British Columbia before Christmas. All three are on potential gas targets.

We are also actively generating new play areas in western Alberta where our technical people have had proven experience.

We continue to emphasize growth through internally-generated prospects given the current high-priced acquisition market. Although organic growth may take longer, the ultimate results can be very positive as evidenced by Luke Energy’s favorable finding costs.

Outlook

We are now forecasting year-end cash flow of $4.5 million (13¢ per share) and earnings of $800,000 (2¢ per share). Significant growth is forecasted for next year based on record drilling activity. Cash flow in 2005 is expected to increase to over $12.5 million (35¢ per share) with earnings of $3 million (8¢ per share).

In other developments, we welcome Mary Blue to her new role as Vice-Chairman of the Company. Ms. Blue is a co-founder of Luke Energy and was formerly the Company’s President. While she will continue to be based in the Company offices, Ms. Blue plans to devote some time to outside business interests. The role of President will be assumed by the writer who will now be both President and CEO.

On Behalf of the Board

Harold V. Pedersen,
President & CEO
November 3, 2004

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the Company’s unaudited interim financial statements for the nine months ended September 30, 2004 and the audited financial statements and MD&A for the period ended December 31, 2003. This MD&A is based on information available at November 3, 2004. The discussion contains forward-looking statements that involves risks and uncertainties. Such information, although considered reasonable by Luke management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The Company evaluates its performance based on earnings and cash flow from operations. Cash flow from operations is a non-GAAP (Generally Accepted Accounting Principle) term that represents earnings before depletion, depreciation and accretion, future income taxes and stock-based compensation. It is a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment.

Oil and Gas Operations

	Three Month Ended				Nine Months Ended		Period Ended
	September 30,				September 30,		September 30,
	2004		2003		2004		2003

	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)
Production (boepd)	910		154		663		157
Oil and gas revenues	$3,073	$36.71	$487	$34.38	$7,089	$39.02	$1,290	$37.69
Royalties, net of ARTC	(557)	(6.65)	(127)	(8.97)	(1,282)	(7.05)	(325)	(9.48)
Operating expenses	(635)	(7.59)	(79)	(5.58)	(1,373)	(7.56)	(183)	(5.36)
Netback	$1,881	$22.47	$281	$19.83	$4,434	$24.41	$782	$22.85

The significant increase in the Company’s quarterly and year-to-date production for 2004 as compared to 2003 is the result of the first quarter 2004 drilling success at Marten Creek.

In addition, oil and gas revenues for the third quarter benefited from higher oil and gas prices. The Company’s average oil price was up 46% to $49.71 per bbl Cdn as compared to $33.96 per bbl Cdn in the third quarter of last year. Gas prices during the third quarter continued to be strong, averaging $5.92 Cdn per thousand cubic feet (mcf), up slightly from $5.81 Cdn per mcf last year.

Royalty expense for the quarter, as a percentage of production revenue, was 18% as compared to 26% last year. The lower royalty rate is attributable to the gas production at Marten Creek which is eligible for the Alberta Royalty tax credit and a reduced crown rate based on production levels.

Operating expenses for the third quarter were $7.59 per boe as compared to $5.58 per boe last year. The increase relates primarily to the higher operating expenses associated with the Marten Creek gas production of approximately $7.10 per boe. In addition, the per unit costs at Bashaw and Bassano have increased because of natural production declines while fixed costs remain unchanged.

Interest income & Gain (Loss) on Sale of Marketable Securities

Interest income of $101,835 for the third quarter was earned on the Company’s invested cash balances at a rate of approximately 2.0%. During the comparable quarter of 2003 interest income was $342,105 (approximately 3.8% of invested cash balances). Interest income is lower this year due to: a lower average invested cash balance of $20 million versus $35 million last year; and the Company earned higher rates last year investing in Government of Canada Bonds. Due to unique market conditions last year the Company realized a $505,000 gain on sale of its bonds. Earlier this year the Company discontinued investing in Government of Canada bonds due to concerns about volatility in the bond market which resulted in a loss on sale of marketable securities of $295,235 for the nine months ended September 30, 2004.

Year-to-date the Company has earned investment income, net of a loss on marketable securities, of $348,998. This represents a rate of return of approximately 1.9%.

Capital Expenditures

Capital expenditures during the third quarter of 2004 were $5.6 million. The majority of these expenditures ($4.3 million) were for land and seismic purchases in the Marten Creek and Fort St. John project areas. The balance was primarily expended on a dry hole drilled in northeast B.C. and preliminary costs in preparation for our winter drilling program at Marten Creek.

Year-to-date the Company has spent $19.8 million and expects that total 2004 capital expenditures will be approximately $29 million.

General and Administrative Expenses

General and administrative expenses for the third quarter were $498,777 ($330,785 last year) and $1,454,225 for the nine months ended September 30, 2004 ($724,126 for the period ended September 30, 2003). With the significant production increase resulting from the Marten Creek project, general and administrative expenses were down to $5.96 per boe for the third quarter as compared to $23.48 per boe last year. The Company’s current staffing levels are sufficient to continue production growth with minimal costs.

Depletion, Depreciation and Asset Retirement Obligation

The provision for depletion, depreciation and accretion for the third quarter is based on an August 1, 2004 Gilbert Lausten Reserve Report. The provision for the quarter was $732,545 ($8.75 per boe) as compared to $147,889 ($10.43 per boe) last year. This represents a substantial decrease from last year as a result of the favourable finding and development costs of the Marten Creek drilling program.

Cash Flow and Earnings

Cash flow for the quarter of $1.5 million ($0.04 per share) was double the $772,107 ($0.02 per share) reported in 2003. For the first nine months of this year the Company realized a substantial increase in cash flow to $3.3 million versus $1.1 million for the comparable period of 2003. The increase is largely due to the production growth generated by the Marten Creek drilling program. It is important to note that last year’s cash flow was skewed by a $505,000 windfall gain on the sale of marketable securities. Without this gain last year’s cash flow for the quarter and the period ended September 30, 2003 would have been $267,107 ($0.01 per share) and $622,753 ($0.02 per share) respectively.

Earnings for the three months ended September 30, 2004 were $282,460 ($0.01 per share) compared to $396,483 ($0.01 per share) last year. Earnings for the nine-month period were $621,608 or $0.02 per share versus $449,555 last year or $0.02 per share. Last year’s earnings without the windfall gain would have been a loss of $5,952 for the quarter and positive earnings of $47,120 for the period ended September 30, 2003.

Taxes

There is no current tax provision for the third quarter due to the Federal Governments’ increase in the Large Corporations tax base to $50 million.

The provision for future taxes of $295,000 for the third quarter is 51% of pre-tax earnings as compared to $158,050 or 27% of pre-tax earnings for the third quarter of 2003. The increased rate is primarily due to the 2003 third quarter capital gain on sale of marketable securities, only fifty percent of which is taxable.

Liquidity and Capital Resources

In September the Company issued 1,320,755 common shares on a tax flow-through basis at $2.65 per share for proceeds of $3.5 million. This equity financing increased the Company’s working capital to $21.9 million at September 30, 2004. Management and directors subscribed for 25% of the issue. Under the terms of the private placement the Company is committed to expend the proceeds on qualifying exploration drilling and seismic prior to December 31, 2005 and to renounce the tax benefits to the subscribers by December 31, 2004.

Based on the August 1, 2004 reserve report, the Company is presently finalizing an $11 million revolving credit facility (with a two year term out provision) with a Canadian chartered bank. Future drawings under the facility will bear interest at bank prime and are secured through a general assignment of assets and a demand debenture granting a floating charge over all assets of the Company.

The Company’s strategy continues to be focused on adding production through a combination of low to medium risk exploration projects. Although Luke Energy’s engineering group evaluates acquisition opportunities on an ongoing basis, the current capital budget does not include a forecasted acquisition due to the highly competitive acquisition market at present. Luke’s capital budget for the remainder of the year is approximately $9 million and will be funded by working capital. The capital budget for 2005 is estimated to be $41 million and will be funded by working capital, cash flow and bank debt.

At November 2, 2004 the Company has 36,181,371 common shares outstanding and 3,179,333 stock options outstanding.

Quarterly Information
($000’s except per share amounts)

	Gross	Cash Flow
	Production	From	Per	Earnings	Per
	Revenue	Operations	Share	(loss)	Share

Q3-2004	$3,073	$1,484	$0.04	$282	$0.01
Q2-2004	$3,291	$1,346	$0.04	$256	$0.01
Q1-2004	$724	$499	$0.01	$83	$0.00
Q4-2003	$426	$248	$0.01	$(80)	$(0.00)
Q3-2003	$487	$772	$0.02	$397	$0.01
Q2-2003	$537	$287	$0.01	$59	$0.00
Q1-2003	$266	$68	$0.01	$(6)	$(0.00)

Quarterly Review Comments:

•
Earnings (loss) and earnings (loss) per share have been restated due to the retroactive change in accounting policy for stock-based compensation. This restatement resulted in a loss for the first quarter and fourth quarter of 2003. See note 1 to the interim financial statements.

•	Cash flow and earnings for the third quarter of 2003 were positively impacted by a $505,000 gain on sale of Government of Canada Bonds.

•	Financial results greatly improved starting in the second quarter of 2004 due to the onset of production from first quarter 2004 drilling program at Marten Creek.

Balance Sheets

		December 31,
	September 30,	2003
	2004	(audited)

	(unaudited)	(restated1)
Assets
Current assets:
Cash and term deposits	$22,169,667	$36,699,571
Receivables	1,828,902	529,815
	23,998,569	37,229,386
Capital assets	26,646,516	7,998,257
	$50,645,085	$45,227,643
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,066,072	$2,203,148
Future taxes	826,850	98,850
Asset retirement obligations	394,530	110,930
Shareholders’ equity:
Share capital (note 2)	45,661,901	42,223,171
Contributed surplus (note1)	704,290	221,710
Retained earnings (note1)	991,442	369,834
	47,357,633	42,814,715
	$50,645,085	$45,227,643

1	See note 1 to the financial statements.

See accompanying notes to financial statements.

On behalf of the Board:

Director	Director
Harold V. Pedersen	Mary C. Blue

Statement of Earnings and Retained Earnings

	Three Months Ended		Nine Months Ended	Period Ended
	September 30,		September 30,	September 30,
	2004	2003	2004	2003

(unaudited)		(restated1)		(restated1)
Revenue:
Oil and gas production	$3,073,085	$487,112	$7,088,762	$1,289,975
Royalties, net of ARTC	(557,089)	(127,082)	(1,281,557)	(324,459)
Gain (loss) on sale of marketable securities	-	505,000	(295,235)	505,000
Interest	101,835	342,105	644,233	636,887
	2,617,831	1,207,135	6,156,203	2,107,403
Expenses:
Operating	635,106	79,043	1,373,355	183,444
General and administrative	498,777	330,785	1,454,225	724,126
Stock-based compensation	173,943	69,685	494,200	106,689
Interest	-	-	-	2,680
Depletion, depreciation and accretion	732,545	147,889	1,432,815	327,659
	2,040,371	627,402	4,754,595	1,344,598
Earnings before taxes	577,460	579,733	1,401,608	762,805
Taxes:
Current	-	25,200	-	69,400
Future	295,200	158,050	780,000	243,850
	295,000	183,250	780,000	313,250
Earnings	$282,460	$396,483	$621,608	$449,555
Retained earnings, beginning of period	$708,982	$90,076	$583,926	$-
Change in accounting policy (note 1)	-	(37,004)	(214,092)	-
Retained earnings, restated	708,982	53,072	369,834	449,555
Retained earnings, end of period	$991,442	$449,555	991,442	449,555
Weighted average number of common shares outstanding	34,872,805	33,563,736	34,846,171	27,619,993
Earnings per share
- basic and diluted	$0.01	$0.01	$0.02	$0.02

1	See note 1 to the financial statements.

See accompanying notes to financial statements.

Statement of Cash Flow

	Three Months Ended		Nine Months Ended	Period Ended
	September 30,		September 30,	September 30,
	2004	2003	2004	2003

(unaudited)		(restated1)		(restated1)
Cash provided by (used in):
Operating:
Earnings for the period	$282,460	$396,483	$621,608	$449,555
Items not affecting cash:
Depletion, depreciation and accretion	732,545	147,889	1,432,815	327,659
Future taxes	295,000	158,050	780,000	243,850
Stock-based compensation	173,943	69,685	494,200	106,689
Cash flow from operations	1,483,948	772,107	3,328,623	1,127,753
Change in non-cash working capital	(124,782)	125,843	(495,593)	53,891
	1,359,166	897,950	2,833,030	1,181,644
Financing:
Common shares issued, net of issue costs	3,350,000	3,445,168	3,350,000	38,536,156
Stock options exercised	2,430	-	25,110	-
Initial common shares redeemed for cash	-	-	-	(100)
	3,352,430	3,445,168	3,375,110	38,536,056
Investing:
Additions to capital assets	(5,602,258)	(2,222,104)	(19,797,474)	(2,452,607)
Increase in marketable securities	-	(3,565,268)	-	(3,565,268)
Change in non-cash working capital	247,574	268,051	(940,570)	346,411
	(5,354,684)	(5,519,321)	(20,738,044)	(5,671,464)
Increase (decrease) in cash	(643,088)	(1,176,203)	(14,529,904)	34,046,236
Cash position, beginning of period	22,812,755	35,222,539	36,699,571	100
Cash position, end of period	$22,169,667	$34,046,336	$22,169,667	$34,046,336

1	See note 1 to the financial statements.

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the period ended December 31, 2003. The disclosures provided below are incremental to those included in the December 31, 2003 audited financial statements.

1.	Change in accounting policy:

Stock-based compensation:

Pursuant to the amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy from the intrinsic method to the fair value method to account for options granted to employees under the stock option plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings (previously provided as note disclosure) with a corresponding amount to contributed surplus. The new method was applied retroactively with restatement of prior period financial statements. The change resulted in a reduction in earnings of $173,943 ($0.01 per share) for the three months ended September 30, 2004 and $67,450 ($0.00 per share) for the three months ended September 30, 2003; the earnings reduction for the nine months ended September 30, 2004 was $494,200 ($0.01 per share) and $104,454 for the period ended September 30, 2003 ($0.00 per share).

2.	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of Shares	Amount

Balance at December 31, 2003	34,828,949	$42,223,171
Issued through private placement of flow-through shares	1,320,755	3,500,000
Share issue costs	-	(150,000)
Future tax effect of the share issue costs	-	52,000
Exercise of stock options	31,000	36,730
Balance September 30, 2004	36,180,704	$45,661,901

In September 2004, the Company issued 1,320,755 common shares on a tax flow-through basis at $2.65 per share for proceeds of $3.5 million. Management and directors subscribed for 25% of the issue. Under the terms of the private placement the Company is committed to expend the proceeds on qualifying exploration drilling and seismic prior to December 31, 2005 and renounce the tax benefits to the subscribers by December 31, 2004.

Stock-based Compensation Plan

Pursuant to Luke Energy’s Stock Option Plan, the Company was entitled to reserve for issuance and grant stock options to a maximum of 3.3 million shares on a cumulative basis (not to exceed 10% of the issued and outstanding shares on an undiluted basis). Options granted under the plan to-date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant.

A summary of the status of the plan at September 30, 2004, and changes during the period ended are presented below:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Stock options, beginning of period	2,665,000	$1.52
Granted	366,000	$2.19
Exercised	(31,000)	$0.81
Stock options, end of period	3,000,000	$1.61
Exercisable, end of period	667,333	$1.48

The following table summarizes information about the stock options outstanding at September 30, 2004:

	Options Outstanding at
	September 30, 2004

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of Options	Life	Price

Range of exercise prices:
Less than $1.00	644,000	3.39	$0.81
$1.00 to $2.00	1,990,000	3.94	$1.77
Greater than $2.00	366,000	4.81	$2.19
	3,000,000	3.93	$1.61

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 45%. The fair value of options issued in the nine month period ended September 30, 2004 was calculated at $370,145.

3.	Supplemental Cash Flow Information:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

			Nine Months
	Three Months Ended		Ended	Period Ended
	September 30,		September 30,	September 30,
	2004	2003	2004	2003

Interest paid	$-	$-	$-	$2,680
Capital taxes paid	$-	$-	$-	$-

Corporate Information

Directors

Ronald L. Belsher[1,2]
Calgary, Alberta

Mary C. Blue
Vice-Chairman
Calgary, Alberta

David Crevier[1,3]
Montreal, Quebec

Alain Lambert[2]
Montreal, Quebec

Hugh Mogensen[1]
Chairman
Victoria, B.C.

Harold V. Pedersen[2]
President & CEO
Calgary, Alberta

Lyle D. Schultz[3]
Calgary, Alberta

J. Ronald Woods[1,3]
Toronto, Ontario

1 Audit & Reserves Committee
2 Compensation Committee
3 Corporate Governance Committee

Management

Harold V. Pedersen
President & CEO

Mary C. Blue
Vice-Chairman

Rob E. Wollmann
Vice-President, Exploration

Kevin Lee
Vice-President, Engineering

Carrie McLauchlin
Vice-President, Finance & CFO

Peter W. Abercrombie
Vice-President, Land

Ruth A. DeGama
Manager, Production Services

Chris von Vegesack
Corporate Secretary

Head Office

1200, 520 - 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818
Website: www.lukeenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: LKE

Registrar and Transfer Agent

Valiant Trust Company
Calgary, Alberta
Telephone: (403) 233-2801

Bankers

Bank of Montreal
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Colby, Monet, Demers, Delage & Crevier
Montreal, Quebec